Exhibit 99.1

Caledonia Mining Corporation
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION
To the Shareholders of Caledonia Mining Corporation:
Management has prepared the information and representations in these consolidated financial statements. The consolidated financial statements of Caledonia Mining Corporation (“Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.
The Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.
The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced. Our independent auditor has the responsibility of auditing the consolidated financial statements and expressing an opinion on them.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
At December 31, 2015 management evaluated the effectiveness of the Group’s internal control over financial reporting and concluded that such internal control over financial reporting was effective.
The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.
The consolidated financial statements have been audited by the Group’s independent auditor, KPMG Inc., in accordance with Canadian Auditing Standards.  The independent auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements.
The consolidated financial statements for the year ended December 31, 2015 were approved by the Board of Directors and signed on its behalf on March 18, 2016.
(Signed) S. R. Curtis	(Signed) M. Learmonth
Chief Executive Officer	Chief Financial Officer

INDEPENDENT AUDITOR'S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Caledonia Mining Corporation
We have audited the accompanying consolidated financial statements of Caledonia Mining Corporation, which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2015 and 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Caledonia Mining Corporation as at December 31, 2015 and 2014, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2015 and 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Inc.
Chartered Accountants

85 Empire road
Parktown
Johannesburg
South Africa
March 18, 2016

Consolidated statements of profit or loss and other comprehensive income
(In thousands of United States Dollars, unless indicated otherwise) For the years ended December 31	Note	2015	* 2014

Revenue		48,977	53,513
Less: Royalties		(2,455)	(3,522)
Production costs	8	(30,019)	(27,908)
Depreciation		(3,322)	(3,540)
Gross profit		13,181	18,543
Other income		110	25
Administrative expenses	9	(7,622)	(7,387)
Share-based payment expense	20	(24)	-
Net foreign exchange gain		2,850	1,065
Impairment	12	-	(178)
Operating profit		8,495	12,068
Finance income	10	1	14
Finance cost	10	(536)	(154)
Net finance costs		(535)	(140)
Profit before tax		7,960	11,928
Tax expense	11	(2,370)	(5,982)
Profit for the year		5,590	5,946
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations		(3,291)	(685)
Tax on other comprehensive income	11	199	111
Total comprehensive income for the year		2,498	5,372

Profit attributable to:
Owners of the Company		4,779	4,435
Non-controlling interests		811	1,511
Profit for the year		5,590	5,946
Total comprehensive income attributable to:
Owners of the Company		1,687	3,861
Non-controlling interests		811	1,511
Total comprehensive income for the year		2,498	5,372

Earnings per share
Basic earnings - per share ($)	18	0.09	0.08
Diluted earnings - per share ($)	18	0.09	0.08

* Re-presented, refer note 2 (iii)

Consolidated statements of financial position
(In thousands of United States Dollars, unless indicated otherwise)
	Note	December 31	* December 31	* January 1
As at		2015	2014	2014
Assets
Property, plant and equipment	12	49,218	34,736	31,272
Deferred tax asset	11	58	-	-
Total non-current assets		49,276	34,736	31,272

Inventories	13	6,091	6,512	6,419
Prepayments		667	299	165
Trade and other receivables	14	3,839	1,755	3,636
Income tax receivable		397	95	-
Cash and cash equivalents	15	12,568	23,082	23,580
Total current assets		23,562	31,743	33,800
Total assets		72,838	66,479	65,072

Equity and liabilities
Share capital	16	54,569	54,569	54,569
Reserves	17	141,942	145,209	145,894
Retained loss		(147,654)	(150,128)	(151,824)
Equity attributable to shareholders		48,857	49,650	48,639
Non-controlling interests	30	1,504	693	(48)
Total equity		50,361	50,343	48,591

Liabilities
Provisions	21	2,762	2,484	1,470
Deferred tax liability	11	11,318	8,680	7,967
Total non-current liabilities		14,080	11,164	9,437

Trade and other payables	22	6,656	3,260	4,301
Income tax payable		53	1,712	1,064
Bank overdraft	15	1,688	-	1,679
Total current liabilities		8,397	4,972	7,044
Total liabilities		22,477	16,136	16,481
Total equity and liabilities		72,838	66,479	65,072

* Re-presented, refer note 2 (iii)

The accompanying notes on page 7 to 59 are an integral part of these consolidated financial statements.

On behalf of the Board:  “S.R. Curtis”- Chief Executive Officer and “M. Learmonth”- Chief Financial Officer.

Caledonia Mining Corporation
Consolidated statements of changes in equity
(In thousands of United States Dollars, unless indicated otherwise)
	Share capital	Foreign Currency Translation Reserve	Contributed Surplus	Share- based payment reserve	Retained Loss	Total	Non- controlling interests (“NCI”)	Total Equity
Balance at January 1, 2014 *	54,569	(2,544)	132,591	15,847	(151,824)	48,639	(48)	48,591
Transactions with owners:
Dividends paid	-	-	-	-	(2,850)	(2,850)	(770)	(3,620)
Total comprehensive income:		-
Profit for the year	-	-	-	-	4,435	4,435	1,511	5,946
Other comprehensive income for the year	-	(685)	-	-	111	(574)	-	(574)
Balance at December 31, 2014 *	54,569	(3,229)	132,591	15,847	(150,128)	49,650	693	50,343
Transactions with owners:
Share-based payment transaction	-	-	-	24	-	24	-	24
Dividends paid	-	-	-	-	(2,504)	(2,504)	-	(2,504)
Total comprehensive income:
Profit for the year	-	-	-	-	4,779	4,779	811	5,590
Other comprehensive income for the year	-	(3,291)	-	-	199	(3,092)	-	(3,092)
Balance at December 31, 2015	54,569	(6,520)	132,591	15,871	(147,654)	48,857	1,504	50,361

* Re-presented, refer note 2 (iii)

Caledonia Mining Corporation
Consolidated Statements of cash flows
For the years ended December 31
(In thousands of United States Dollars, unless indicated otherwise)

	Note	2015	* 2014

Cash flows from operating activities	23	8,823	15,584
Interest received		1	14
Interest paid		(493)	(121)
Tax paid	11	(1,462)	(4,526)
Net cash from operating activities		6,869	10,951

Cash flows from investing activities
Acquisition of property, plant and equipment		(16,567)	(6,150)
Net cash used in investing activities		(16,567)	(6,150)

Cash flows from financing activities
Dividends paid		(2,504)	(3,620)
Net cash used in financing activities		(2,504)	(3,620)

Net (decrease)/increase in cash and cash equivalents		(12,202)	1,181
Cash and cash equivalents at beginning of year		23,082	21,901
Net cash and cash equivalents at year end	15	10,880	23,082

* Re-presented, refer note 2 (iii)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and December 31, 2014
(in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

1 Reporting entity
Caledonia Mining Corporation (the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is Suite 4009, 1 King Street West, Toronto, Ontario, M5H 1A1, Canada. These consolidated financial statements of the Group as at and for the years ended December 31, 2015 and December 31, 2014 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.
2  Basis for preparation
(i) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were authorised for issue by the Board of Directors on March 18, 2016.
(ii) Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for equity-settled share-based payment arrangements measured at fair value on grant date.
(iii) Functional and change in presentation currency
Effective December 31, 2015, Caledonia Mining Corporation changed its presentation currency in the consolidated financial statements from the Canadian dollar to the United States dollar (“US dollar”). The change in presentation currency was made to better reflect the Group's business activities and to improve investor ability to compare the Group's financial results with other publicly traded businesses in the industry. In making the change to a US dollar presentation currency, the Group applied the change retrospectively as if the new presentation currency had always been the Group's presentation currency. The change in presentation currency was applied retrospectively up to January 1, 2010, which was the date of initial adoption of IFRS by the Group. Equity was translated at the exchange rate at January 1, 2010, except for the foreign currency translation reserve which was reset to zero and with the balance recognised in retained earnings, in accordance with IFRS 1: First-time Adoption of International Financial Reporting Standards. The financial statements for all the years presented have been translated to a US dollar presentation currency. For comparative balances, assets and liabilities were translated into the presentation currency at the rate of exchange prevailing at the reporting date for those financial years, income and expenses were translated into the presentation currency using the exchange rate at the date of transaction or using a reasonable average exchange rate that approximates the exchange rates at the dates of the transactions in accordance with IAS 21: The Effects of Changes in Foreign Exchange Rates. Exchange rate differences arising on translation to the presentation currency were recognised in the foreign currency translation reserve in shareholders' equity.

2  Basis for preparation (continued)
(iv) Going concern
These consolidated financial statements have been prepared on a going concern basis.
3  Use of estimates and judgements
In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions in estimates are recognised prospectively.
(a)	Judgements, assumptions and estimation uncertainties

i) Indigenisation transaction
The indigenisation transaction of the Blanket Mine (1983) (Private) Limited (“Blanket Mine”) required management to make significant judgements and assumptions which are explained in Note 5.
ii)	Site restoration provisions
The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and based on the internal assessment for Eersteling Gold Mining Company Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market conditions at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.
iii)	Exploration and evaluation (“E&E”) expenditure
The application of the Group’s accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets (“E&E properties”), disclosed under Property, plant and equipment as mineral properties not depreciated.

3 Use of estimates and judgements - (continued)
The Group also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.
The recoverability of the carrying amount of the South African mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the currency of funding and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.
iv)	Income taxes
Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.
In addition, the Group applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses may be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.
v)	Share based payment transactions

The Group measures the cost of equity-settled, share based payment transactions with employees, directors as well as with Indigenous Shareholders (refer note 5 and 20) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant judgements and estimates and assumptions for estimating fair value for share-based payment transactions are disclosed in note 20.
Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s share options.

Use of estimates and judgements - (continued)
vi)	Impairment
At each reporting date, the Group determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment. Further details of the judgements and estimates made for these reviews are set out in Note 4(g).
vii)	Functional currency

The functional currency of each entity in the Group is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency has a bearing on the translation process and ultimately the foreign currency translation reserve.
viii)	Measurement of fair values
Some of the Group’s accounting policies and disclosure require the measurement of fair values, for both financial and non-financial assets and liabilities.
The Group has established a control framework with respect to the measurement of fair values. This includes a valuation team member who has overall responsibility for overseeing all significant fair value measurements.
Significant valuation issues are reported to the Group’s Audit Committee.  No such issues were identified during the reporting period.
When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Where applicable, fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation technique as follows:
•	Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (i.e. as price) or indirectly (i.e. derives from prices).
•	Level 3: inputs for the assets or liabilities that are not based for identical assets or observable market data (unobservable inputs).

4 Significant accounting policies

Except as stated in note 4(p), the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by the Group entities.
(a)	Basis of consolidation
i)	Subsidiaries
Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variability in returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.
ii)	Loss of control
When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related Non-controlling interests (“NCI”) and other components of equity. Any gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.
iii)	Non-controlling interests
NCI are measured at their proportionate share of the carrying amounts of the acquiree’s identifiable net assets at fair value at the acquisition date. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
iv)	Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.
(b)	Foreign currency

i)	Foreign operations
As stated in note 2(iii) the presentation currency of the Group is the US dollar. The functional currency of Caledonia Mining Corporation is the Canadian dollar, and for its subsidiaries it is US dollar, Zambian Kwacha and South African Rand (“ZAR”). Subsidiary financial statements have been translated to US dollars as follows:
•	Assets and liabilities are translated using the exchange rate at period end; and
•	Income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

4 Significant accounting policies - (continued)

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in Other Comprehensive Income (“OCI”). If settlement is planned or likely in the foreseeable future, foreign exchange gains and losses are included in profit or loss. When settlement occurs, settlement will not be regarded as a partial disposal and accordingly the foreign exchange gain or loss previously recognised in OCI is not reclassified to profit or loss/reallocated to NCI.

When the Group disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reallocated between controlling and non-controlling interests.

All resulting translation differences are reported in OCI.

ii)	Foreign currency translation
In preparing the financial statements of the Group entities, transactions in currencies other than the Group entities’ functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

(c)	Financial instruments
i)	Non-derivative financial assets
The Group initially recognises loans and receivables on the date that they are originated. All other financial assets are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.
The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

4 Significant accounting policies - (continued)
The Group has the following non-derivative financial assets: trade and other receivables as well as cash and cash equivalents.
Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Loans and receivables include trade and other receivables.

Cash and cash equivalents
Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group’s cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.
ii)	Non-derivative financial liabilities
Financial liabilities are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.
Non-derivative financial liabilities consist of bank overdrafts and trade and other payables.
Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.
(d) Share capital
Share capital is classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognised as a deduction from equity, net of any tax effects.

4 Significant accounting policies – (continued)
(e)	Property, plant and equipment
i)	Recognition and measurement
Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised within other income in profit or loss.

ii)	Exploration and evaluation expenditure
Exploration costs are expensed as incurred, unless there is a high degree of confidence in the project's viability and it is probable that the project will return future economic benefits to the group when all further pre-production expenditure is capitalised. These costs include evaluation costs.
Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are capitalized in addition to the acquisition costs and disclosed under Property, plant and equipment as mineral properties not depreciated. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.
Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine under development. All direct costs related to the acquisition, exploration and development of mineral properties are capitalized until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mineral properties being depleted.

4 Significant accounting policies – (continued)
iii)	Subsequent costs
The cost of replacing a part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.
iv)	Depreciation
Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, except for mineral properties, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. On commencement of commercial production, depreciation of each mineral property development and certain mine specific plant and equipment is provided for on the unit-of-production basis using estimated proven and probable reserves. Where orebodies are not yet determinable because ore bearing structures are open at depth or are open laterally, the straight-line method of depreciation is applied over the estimated life of the mine. Land is not depreciated.
The estimated useful lives for the current and comparative periods are as follows:

•	buildings 10 to 15 years
•	plant and equipment 10 years
•	fixtures and fittings including computers 4 to 10 years
•	motor vehicles 4 years
•	mineral properties 11 years
Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(f)	Inventories
Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of gold in process, cost includes an appropriate share of production overheads based on normal operating capacity and is valued on the weighted average cost principle. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

4 Significant accounting policies – (continued)
(g)	Impairment
(i)	Financial assets (including receivables)
A financial asset not classified as fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.
Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost provides objective evidence of impairment.
The Group considers evidence of impairment for receivables at both the specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics. An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.
(ii)	Non-financial assets
The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

4 Significant accounting policies – (continued)

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.
An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. The estimated recoverable amount is the greater of its fair value less cost to of disposal and its estimated value in use. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of other assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.
(iii)	Impairment of exploration and evaluation assets
The test for impairment of E&E assets can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are special impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are permitted in the event that the circumstances that resulted in impairment have changed.
E&E assets are only assessed for impairment when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and upon transfer to development assets (therefore there is no requirement to assess for indication at each reporting date until the entity has sufficient information to reach a conclusion about the commercial viability and technical feasibility of extraction). Indicators of impairment include the following:
•	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.
•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned.
•	The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.
•	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

4 Significant accounting policies – (continued)

(h)	Employee benefits
(i)	Short-term employee benefits
Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
(ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.
(I)	Share-based payment transactions
(i)	Share-based payment relating to employees and directors
The grant date fair value of share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that do meet the related service and non-market vesting conditions at the vesting date.
Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period or immediately for awards already vested.
Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss.

4 Significant accounting policies – (continued)
(ii)	Share-based payment relating to the indigenisation transaction
The grant date fair value of equity-settled share-based payment transactions with Indigenisation Shareholders (note 5) was recognised immediately as an expense in 2012 in profit or loss, with a corresponding increase in equity, when the transaction became effective.
(j)	Provisions
A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance cost.
(k)	Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred.  Discount rates using a pre-tax rate that reflects the time value of money and are related to the provision are used to calculate the net present value. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures.  These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision.  Changes resulting from production are charged to profit or loss for the year.  The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred.  The cost of on-going current programs to prevent and control pollution is charged against profit or loss as incurred.
(l)	Revenue
Revenue from the sale of precious metals is recognized when the metal is accepted at the refinery, risk and benefits of ownership are transferred and the receipt of proceeds is substantially assured. Revenue is measured at the fair value of the gold price receivable at the date of the transaction.
(m)	Finance income and finance costs

Finance income comprises interest income on funds invested. Interest income is recognised as it accrues in profit or loss, using the effective interest method. Finance costs comprise interest expense on the rehabilitation provisions and impairment losses recognised on financial assets, interest on bank overdraft balances and also

4 Significant accounting policies – (continued)
include commitment costs on overdraft facilities. Finance income and finance costs further include foreign exchange differences on financial assets and financial liabilities.
Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.
(n)	Income tax
Income tax expense comprises current and deferred tax. Current tax and deferred tax expense are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.
(i)	Current tax
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.
(ii)	Deferred tax
Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.
(o)	Earnings per share
The Group presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to common shareholders of the Group (see note 18) by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the

4 Significant accounting policies – (continued)
weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.
(p)	The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:
Standard/Interpretation	Effective date and expected adoption date*
IAS 1 (Amendments)
Presentation of Financial Statements
There is an emphasis on materiality. Specific single disclosures that are not material do not have to be presented – even if they are a minimum requirement of a standard. The order of notes to the financial statements is not prescribed. Instead, companies can choose their own order, and can also combine, for example, accounting policies with notes on related subjects. Specific criteria are provided for presenting subtotals on the balance sheet and in the statement of profit or loss and OCI, with additional reconciliation requirements for the statement of profit or loss and OCI.
The amendment is not expected to result in significant changes to the level of aggregation in the financial statements.
December 31, 2016

* Annual periods ending on or after

(q) Standards, amendments and interpretations issued but not yet effective – (continued)
IFRS 15
This standard replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC-31 Revenue – Barter of Transactions Involving Advertising Services.
The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognised. This new standard is not expected to have a significant impact on the Group since it is not expected to change the timing of when revenue is recognised and the amount of revenue recognised.

The Group has performed a preliminary assessment and expects no impact to the results or disclosures and is currently in the process of performing a more detailed assessment of the impact of this standard on the Group and will provide more information in financial statements for the year ending December 31, 2016.

December 31, 2018
IFRS 9
IFRS 9 Financial Instruments
On July 24, 2014, the IASB issued the final IFRS 9 Financial Instruments Standard, which replaces earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. This standard is not expected to have a significant impact on the Group as measurement categories are similar to IAS 39 even though the criteria for classification into these categories are significantly different. The IFRS 9 impairment model has also been changed from an “incurred loss” model from IAS 39 to an “expected credit loss” model. The change is not expected to increase the provision for bad debts recognised in the Group because of the short gold sales collection period.

The Group will adopt the standard in the first annual period beginning on or after January 1, 2018.

December 31, 2018
IFRS 16 Leases
IFRS 16 was published in January 2016. It sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, ie the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 replaces the previous leases Standard, IAS 17 Leases, and related Interpretations. IFRS 16 has one model for lessees which will result in almost all leases being included on the Statement of Financial position. No significant changes have been included for lessors.

The group and company are assessing the potential impact on the financial statements resulting from the application of IFRS 16.
December 31, 2019

* Annual periods ending on or after

5	Blanket Zimbabwe Indigenisation Transaction

During 2012 the Group, to comply with Zimbabwean law that requires indigenous Zimbabweans own at least 51% of the Blanket Mine, entered into agreements to transfer a 51% ownership interest in Blanket Mine as follows:

•	Sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million.
•	Sold a 15% interest to Fremiro, which is owned by Indigenous Zimbabweans, for $11.01 million.
•	Sold a 10% interest to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket Mine’s employees holding participation units in the Employee Trust.
•	And donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (Community Trust). In addition Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine.

The facilitation loans relating to the Group were declared by Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) (Blanket Mine’s parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation as a dividend in specie on February 14, 2013 and withholding tax amounting to $1.504 million was paid and expensed on March 5, 2013.

Accounting treatment

The directors of CHZ, a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:

•	Non-controlling interests (NCI) are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:

-	20% of the 16% shareholding of NIEEF;

-	20% of the 15% shareholding of Fremiro;

-	100% of the 10% shareholding of the Community Trust.

5 Blanket Zimbabwe Indigenisation Transaction – (continued)

•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.

•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2015 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•	The transaction with the BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

•	The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Indigenisation shareholding percentages and facilitation loan balances

USD 000's	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at Dec, 31 2015	Dec, 31 2014
NIEEF	16%	3.2%	12.8%	11,907	11,907
Fremiro	15%	3.0%	12.0%	11,657	11,657
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,772	7,772
	51%	16.2%	24.8%	31,336	31,336

5 Blanket Zimbabwe Indigenisation Transaction – (continued)

The balance on the facilitation loans is reconciled as follows:

Balance at January 1, 2014	30,675
Interest accrued	2,407
Dividends used to repay loans	(1,746)
Balance at December 31, 2014	31,336
Interest accrued &	-
Dividends used to repay loans &	-
Balance at December 31, 2015	31,336

*The shares held by BETS are effectively treated as treasury shares (see above).
& A moratorium has been placed on interest until dividend payments resume at Blanket mine.
~ Accounted for under IAS19 Employee Benefits.
# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangements with NIEEF and the Community Trust as follows:

(a)	Advances to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:

•	A $2 million payment on or before September 30, 2012;

•	A $1 million payment on or before February 28, 2013; and

•	A $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust.

(b)	An advance payment of $1.8 million to NIEEF against their right to receive dividends declared by Blanket Mine on their shareholding. The advance payment was debited to an interest-free loan account and was repayable by way of set off of future dividends on the Blanket Mine shares owned by NIEEF. Whilst any amount remained outstanding on the NIEEF dividend loan account, a moratorium was placed on the NIEEF facilitation loan interest until dividends resume.

5   Blanket Zimbabwe Indigenisation Transaction – (continued)

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends to be declared.

Blanket has suspended dividend payments from January 1, 2015 until early 2016 as a result of which the repayment of facilitation loans by Blanket’s indigenous shareholders were also suspended. During this period, there was a moratorium on the interest on the outstanding facilitation loans. This is considered a modification and was not beneficial to the indigenous shareholders.

The movement in the advance dividend loans are reconciled as follows:

	NIEEF	Community Trust	Total

Balance at January 1, 2014	358	3,507	3,865
Interest accrued	-	334	334
Dividends used to repay advance dividends	(358)	(604)	(962)
Balance at December 31, 2014	-	3,237	3,237
Interest accrued &	-	-	-
Dividends used to repay advance dividends	-	-	-
Balance at December 31, 2015	-	3,237	3,237

& A moratorium has been placed on interest until dividend payments resume at Blanket mine.

6 Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:
•	Currency risk (refer note 24)
•	Interest rate risk (refer note 24)
•	Credit risk (refer note 24)
•	Liquidity risk (refer note 24)
This note and note 24 presents information about the Group’s exposure to each of the above risks and the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements. The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

6 Financial risk management – (continued)

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy.  On February 10, 2016, a gold price hedge was entered into to manage the possible effect of gold price fluctuations (refer note 31). As at December 31, 2015 no financial instruments were in place to manage the gold price risk.
The fair value of the Group’s financial instruments approximates their carrying value unless otherwise noted.
The types of risk exposure and the way in which such exposures are managed are as follows:
(a)	Currency risk
The Group is exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk. Currency risk on the repayment of the sales and purchases are managed by regular repayments of the outstanding amounts.
(b)	Interest rate risk

The Group is exposed to interest rate risk arising from its cash and cash equivalents invested with financial institutions as well as its overdraft facility. Management’s policy is to invest cash in financial institutions with an investment grade credit-rating.
(c)	Credit risk
Credit risk includes the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Gold sales were made to Fidelity Printers and Refiners in Zimbabwe during the year.  The payment terms stipulated in the service delivery contract were adhered to in all circumstances. Cash is deposited only with banks with investment grade credit-rating.
(d)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group manages its liquidity risk by ensuring that there is sufficient capital and cash to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Since the inception of dollarization in Zimbabwe in 2009, all appropriate insurance cover has been reinstated. The Zimbabwean operations are now covered for public liability risk, assets all risk and comprehensive cover on all motor vehicles.

7 Capital Management
The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group’s capital includes shareholders’ equity, comprising issued share capital, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interests.

	December 31, 2015	December 31, 2014	January 1, 2014

Total equity	50,361	50,343	48,591

The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders, accommodate any rehabilitation provisions and to pursue growth opportunities. As at December 31, 2015, the Group is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy. Management is of the opinion that the capital is sufficient to safeguard its ability to continue as a going concern and maintain operations and exploration potential of the mineral properties.

8 Production costs

	2015	2014

Salaries and wages	11,908	10,014
Consumable materials	14,479	14,565
Site restoration	-	29
Exploration	380	343
Safety	551	473
On mine administration	2,701	2,484
	30,019	27,908

9 Administrative expense
	2015	2014

Investor relations	513	514
Audit fee	240	356
Legal fee and disbursements	452	722
Advisory services fee	355	24
Listing fees	206	318
Directors fees company	191	298
Directors fees Blanket	60	38
Employee costs	3,106	3,152
Office costs - Zambia *	716	896
Other office administration costs	547	16
Unrecoverable VAT expenses and penalties	298	-
Employee benefits relating to indigenisation	-	140
Travel costs	325	303
Donation to community	58	-
Eersteling Gold Mine administration costs	111	120
Professional consulting fees	444	490
	7,622	7,387

* The Zambia operations were closed down during 2015 and the companies in Zambia were struck off the companies register on September 2, 2015.

10 Finance income and finance costs
Finance income	2015	2014

Interest received – Bank	1	14

Finance cost

Interest paid – Bank	49	20
Unwinding of rehabilitation provision	43	33
Interest – South African Revenue Service	344	-
Finance charges – Overdraft	100	101
	536	154

11 Tax expense

	2015	2014
Tax recognised in profit or loss

Current tax	(197)	5,276
Income tax– current year	506	4,582
Income tax – Prior year overprovision	(1,636)	(194)
Withholding tax expense	933	888
Deferred tax expense	2,567	706
Origination and reversal of temporary differences	2,567	468
Change in effective tax rate	-	238

Tax expense – recognised in profit or loss	2,370	5,982

Tax recognised in other comprehensive income

Income tax - current year	(199)	(111)
Tax expense	2,171	5,871

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:	2015	2014

Tax losses carried forward	11,150	*19,957
	11,150	19,957

* Tax losses carried forward included an amount of $9,357 relating to the Zambia operations which were shut down during the year.

11 Tax expense - (continued)

Taxable losses expire as set out below for the entities incurring taxable losses within the group. Deferred tax assets have not been recognised for these items because future taxable income is not deemed probable to utilise these benefits against.

Year	Amount*
2026	2,451
2027	2,854
2028	2,139
2029	1,461
2030	1,567
2031	2,262
2032	2,667
2033	2,812
2034	3,710
2035	1,643
No expiry	17,553
41,119

* Tax losses carried forward with no expiry, arose in the South African tax jurisdiction. The remainder arose in Canada.

Tax paid	2015	2014

Net income tax payable at January 1	(1,617)	(1,064)
Current and withholding tax credit/(expense)	197	(5,276)
Income tax expense recognised through other comprehensive income	199	111
Foreign currency movement	103	86
Tax paid	1,462	4,526
Net income tax receivable/(payable) at December 31	344	(1,617)

Net income tax	December 31, 2015	December 31, 2014	January 1, 2014

Income tax receivable *	397	95	-
Income tax payable	(53)	(1,712)	(1,064)
Net income tax receivable/(payable)	344	(1,617)	(1,064)

* Receivable is due to an overpayment made to Her Majesty’s Revenue and Customs during quarter 1 of 2015 as well as an overpayment to the Zimbabwe Revenue Authority during Quarter 4 of 2014. These overpayments cannot be offset against other tax jurisdictions.

11 Tax expense - (continued)

Reconciliation of tax rate
	2015	2015	2014	2014
	%		%
Profit for the year		5,590		5,946
Total tax expense		2,370		5,982
Profit before tax		7,960		11,928

Income tax at Company's domestic tax rate	26.5%	2,109	26.5%	3,161
Tax rate differences in foreign jurisdictions		(63)		(349)
Change in tax rate		-		238
Foreign currency difference		(12)		34
Withholding tax – not offsetable		317		185
Permanent differences		1,105		1,584
Deemed interest on loans		31		636
Share based payments		6		-
Impairment		-		37
Non-deductible South African tax transactions		470		-
Royalties		632		881
Donations		15		3
Other		(49)		27
Over provision of taxes in prior years		(1,636)		(194)
Change in unrecognized deferred tax assets		550		1,323
Tax expense - recognised in profit or loss		2,370		5,982

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and December 31, 2014
(in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

11 Tax expense - (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2015	2014	2015	2014	*2015	2014

Property, plant and equipment	-	-	(12,988)	(9,223)	(12,988)	(9,223)
Prepayments	-	-	(3)	(22)	(3)	(22)
Provisions	733	565	-	-	733	565
Assessed losses recognised	998	-	-	-	998	-
Tax assets/ (liabilities)	1,731	565	(12,991)	(9,245)	(11,260)	(8,680)

* The deferred tax liability consists of a deferred tax asset of $58 from the South African operations and a deferred tax liability of $11,318 due to the Zimbabwean operations. The amounts are in different tax jurisdictions and therefore not offsetable and presented separately in the Statement of financial position as a Non-current asset and a Non-current liability.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2015	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2015
Property, plant and equipment	(9,223)	(3,765)	-	(12,988)
Prepayments	(22)	16	3	(3)
Provisions	565	184	(16)	733
Assessed loss recognised	-	998	-	998
Total	(8,680)	(2,567)	(13)	(11,260)

11 Tax expense - (continued)

	Balance January 1, 2014	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2014
Property, plant and equipment	(8,058)	(835)	(330)	(9,223)
Prepayments	-	-	(22)	(22)
Provisions	207	108	250	565
Inventory	(80)	-	80	-
Other	(36)	21	15	-
Total	(7,967)	(706)	(7)	(8,680)

 12 Property, plant and equipment
	Land and buildings	Mineral properties depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost
Balance at January 1, 2014	7,622	14,016	15,258	20,079	1,220	2,075	60,270
Additions	536	*3,070	1,688	1,740	114	18	7,166
Disposals	-	-	-	(275)	-	(8)	(283)
Reallocations between asset classes	(580)	1,661	-	(1,084)	3	-	-
Foreign exchange movement	30	92	(3,684)	508	(145)	(114)	(3,313)
Balance at December 31, 2014	7,608	18,839	13,262	20,968	1,192	1,971	63,840

Balance at January 1, 2015	7,608	18,839	13,262	20,968	1,192	1,971	63,840
Additions**	681	*14,359	1,595	1,144	149	265	18,193
Surrender of Zambian assets ***	-	-	(11,527)	-	-	-	(11,527)
Reallocations between asset classes	(256)	-	1,012	(756)	-	-	-
Disposals	-	-	-	(124)	-	(77)	(201)
Foreign exchange movement	(44)	(89)	(69)	(606)	(64)	(90)	(962)
Balance at December 31, 2015	7,989	33,109	4,273	20,626	1,277	2,069	69,343

* Included in mineral properties depreciated is an amount of $391 (2014: $1,016) relating to rehabilitation asset capitalised refer note 21.
** Included in additions is an amount of $26,192 (2014:$11,295) relating to capital work in progress.
*** The Group surrendered all exploration rights relating to the Zambian operations for a nominal value. The Zambian assets were fully impaired in previous years.
There are commitments to purchase plant and equipment totalling $1,376 (2014:$552) at year end.

12 Property, plant and equipment - (continued)
	Land and buildings	Mineral properties depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses
Balance at January 1, 2014	1,621	2,642	13,400	9,243	994	1,098	28,998
Depreciation for the year	514	734	-	1,891	78	323	3,540
Impairment	-	-	-	164	14	-	178
Disposals	-	-	-	(214)	-	(8)	(222)
Foreign exchange movement	(372)	59	(1,873)	(954)	(140)	(110)	(3,390)
Balance at December 31, 2014	1,763	3,435	11,527	10,130	946	1,303	29,104

Balance at January 1, 2015	1,763	3,435	11,527	10,130	946	1,303	29,104
Depreciation for the year	559	451	-	1,894	98	320	3,322
Surrender of Zambian assets	-	-	(11,527)	-	-	-	(11,527)
Disposals ***	-	-	-	(117)	-	(51)	(168)
Foreign exchange movement	(1)	(105)	-	(383)	(48)	(69)	(606)
Balance at December 31, 2015	2,321	3,781	-	11,524	996	1,503	20,125

Carrying amounts
At January 1, 2014	6,001	11,374	1,858	10,836	226	977	31,272
At December 31, 2014	5,845	15,404	1,735	10,838	246	668	34,736
At December 31, 2015	5,668	29,328	4,273	9,102	281	566	49,218

*** The Group surrendered all exploration rights relating to the Zambian operations for a nominal value. The Zambian assets were fully impaired in previous years.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and December 31, 2014
(in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

13 Inventories
	December 31, 2015	December 31, 2014	January 1, 2014

Consumable stores	5,739	5,962	5,605
Gold in process	352	550	814
	6,091	6,512	6,419

Inventory comprises gold in progress at the Blanket Mine and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions for obsolete items, which amounted to $46 (2014: Nil; 2013:$53).

14 Trade and other receivables
	December 31, 2015	December 31, 2014	January 1, 2014

Bullion revenue receivable	-	-	1,554
VAT receivables	2,997	1,006	1,244
Deposits for stores and equipment and other receivables	842	749	838
	3,839	1,755	3,636

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in notes 6 and 24.

15 Cash and cash equivalents
	December 31, 2015	December 31, 2014	January 1, 2014

Bank balances	12,568	23,082	23,580
Cash and cash equivalents in the statement of financial position	12,568	23,082	23,580
Bank overdrafts used for cash management purposes	(1,688)	-	(1,679)
Net cash and cash equivalents at year end	10,880	23,082	21,901
The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 24.
The bank overdraft facility of $5 million bears interest at 6.5% below the bank’s base rate of 13%. The facility is unsecured, with no covenant requirements. The facility is repayable on demand.
16 Share capital
Authorised
Unlimited number of common shares of no par value.
Unlimited number of preference shares of no par value.
Issued	Number of fully paid common shares	Amount
December 31, 2013	52,117,908	54,569
December 31, 2014	52,117,908	54,569
Cancelled*	39,000	-
December 31, 2015	52,078,908	54,569

* 39,000 treasury shares issued to Caledonia Mining Corporation was cancelled during the year.

The holders of comon share capital are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Group.

17 Reserves
Foreign currency translation reserve
The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.
Share-based payment reserve
The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans and equity instruments issued to Zimbabwe indigenisation shareholders under the Indigenisation Transaction (refer Note 5).
Contributed surplus
The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on January 24, 2013 so as to be able to commence dividend payments.
Reserves	December 31,	December 31,	January 1,
	2015	2014	2014
Foreign currency translation reserve	(6,520)	(3,229)	(2,544)
Share-based payment reserve	15,871	15,847	15,847
Contributed surplus	132,591	132,591	132,591
Total	141,942	145,209	145,894
18 Earnings per share
Basic earnings per share
The calculation of basic earnings per share for the year ended December 31, 2015 was based on the adjusted profit attributable to shareholders of $4,679 (2014: $4,387), and a weighted average number of shares outstanding of 52,095,087 (2014: 52,117,908).

18 Earnings per share – (continued)
Weighted average number of shares
(In number of shares)	Note	2015	2014

Issued share capital at beginning of year	16	52,117,908	52,117,908
Weighted average cancellation during the year		(22,821)	-
Weighted average number of shares at December 31		52,095,087	52,117,908

	2015	2014
Profit attributable to shareholders	4,779	4,435
Blanket Mine Employee Trust Adjustment	(100)	(48)
Adjusted profit attributable to shareholders	4,679	4,387
Basic earnings per share -$	0.09	0.08

•	Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.

•	Diluted earnings is calculated on the basis that the unpaid ownership interests of Blanket Mine’s Indigenisation shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to Indigenous Zimbabweans and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive. The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value is treated as the issue of shares for no consideration and regarded as dilutive shares. The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any.

The interest of NIEEF and Fremiro shareholding were anti-dilutive in the current year (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to common shareholders.

18 Earnings per share – (continued)
The calculation of diluted earnings per share at December 31, 2015 was based on the adjusted profit attributable to shareholders of $4,679 (2014: $4,387), and a weighted average number of shares and potentially dilutive shares outstanding of 52,203,255(2014: 52,145,469), calculated as follows:
Weighted average number of shares
(In number of shares)	2015	2014

Weighted average number of shares at December 31	52,095,087	52,117,908
Effect of dilutive options	108,169	27,561
Weighted average number of shares (diluted) at December 31	52,203,255	52,145,469
Diluted earnings per share - $	0.09	0.08

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. The potential dilutive effect of 2,132,751 (2014: 2,538,359) for these options on common shares, were excluded from the above calculations because these options were anti-dilutive.

19 Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2015 was $473 (2014: $443).

20 Share-based payments

At December 31, 2015 the Group has the following share-based payment arrangements:

(a) Share option programme

The Group has established a new Omnibus Equity Incentive Compensation Plan (“OEICP”) for grants after May 2015. Share options issued before May 2015 were issued in terms of the rolling stock option plan, which was superseded by the OEICP.  In accordance with both plans, options are granted at an exercise price equal to the market price of the shares at the date of grant and vest according to dates set at the discretion of the Compensation Committee of the board of directors at the date of grant.  All outstanding option awards that have been granted pursuant to the plans vest immediately.

Terms and conditions of share option programmes

The maximum term of the options under the OEICP is 10 years and under the rolling stock option plan 5 years. The terms and conditions relating to the grant of options under the rolling stock option plan are that all options are to be settled by physical delivery of shares.  Under both plans the aggregate number of shares that may be issued pursuant to the grant of options, or under any other share compensation arrangements of the Company, will not exceed 10% of the aggregate issued and outstanding shares issued of the Company. Refer to note 31 for share based payment awards made after December 31, 2015.

20 Share-based payments – (continued)

At December 31, 2015, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date(1)
	Canadian $
1,161,000	1.30	Jan 31, 2016
30,000	0.70	May 11, 2016
744,920	0.90	Sept 10, 2018
190,000	0.72	Nov 21,2018
25,000	0.80	Oct 8, 2025
90,000	0.74	Dec 22, 2025
2,240,920

(1)	In terms of the approved Plan, the expiry date of options that expire in a closed period will be extended by 10 days from the cessation of the close period. The options with an expiry date of January 31, 2016 will therefore expire 10 days after the publication of these financial statements.
The continuity of the options granted, exercised, cancelled and expired under the Plan during fiscal 2015, 2014 are as follows:
	Number of Options	Weighted Avg. Exercise Price
		Canadian $
Options outstanding and exercisable at January 1, 2014	2,847,920	1.11
Expired or forfeited	(282,000)	1.13
Options outstanding and exercisable at December 31, 2014	2,565,920	1.11
Expired or forfeited	(440,000)	1.11
Granted	115,000	0.73
Options outstanding and exercisable at December 31, 2015	2,240,920	1.08

The weighted average remaining contractual life of the outstanding options is 2.46 years (2014: 1.81 years). No share options were exercised during 2015.
Future vesting of options is determined at the discretion of the Compensation Committee of the Board of Directors, at the time the options are granted.

20 Share-based payments – (continued)
Inputs for measurement of grant date fair values
The fair value of share based payments noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions.

Options granted	25,000	90,000
Grant date	October 7, 2015	December 21, 2015
Risk-free interest rate	0,53%	0,53%
Expected dividend yield	6.8%	6.8%
Expected stock price volatility (based on historical volatility)	39,6%	41,2%
Expected option life in years	5	5
Exercise price	0.80	0.74
Share price at grant date	0.79	0.74
Fair value at grant date	0.27	0.27
Expected forfeiture rate	0%	0%

During 2015 two share based payments were granted in grants of 25,000 and 90,000 share equity options. The expense relating to share based payments granted amounted to $24 (2014: nil). Expected volatility has been based on an evaluation of the historical volatility of the company’s share price. The expected term has been based on historical experience.

(b) Equity instruments granted under the Blanket Mine Zimbabwe Indigenisation Transaction

The equity instruments granted under the Blanket Mine Zimbabwe Indigenisation Transaction (refer note 5), excluding Blanket Mine Employee Trust Services (Private) Limited (BETS), were accounted for as share-based payments under IFRS 2 Share Based Payment, whilst the equity instruments granted to BETS have been accounted for under IAS 19 Employee benefits. The fair value of the equity instruments on the grant date of September 5, 2012 was determined for each transaction as being the sum of the present value of the following components:

•	The value of the shares at the point that any loans provided to purchase the shares or fund advance dividends are paid off;

•	The value of any advance dividends paid to participants;

•	The value of any “trickle dividends”, being the 20% entitlements, paid to participants while the loans to purchase the shares are outstanding.

To determine the fair value of the equity-settled share-based payment and take into account the unique features of each transaction, the Monte Carlo Simulation technique was used as the valuation model to allow for the uncertainty around the potential scenarios that affect the value of each arrangement. Projected market values were estimated using a stochastic modelling methodology based on Geometric Brownian Motion model. Additional equity instruments will vest to the Non-controlling interest to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. Refer to note 5 for the accounting treatment of the Non-controlling interests.

20 Share-based payments – (continued)

Assumptions used based on the grant date of September 5, 2012 were as follows:

Fair value of Blanket Mine	$45,065
Expected volatility (based on historical volatility)	65%
Risk free rates	USD swap curve with country specific adjustments
Country specific adjustment	17.3%
Dividend yield	14.8%
Withholding tax	5% of dividends
Interest on loans	10%

21	Provisions

Site restoration
Site restoration relates to the net present value of the estimated cost of closing down a mine and site and environmental restoration costs, estimated to be paid in 2026 for Blanket Mine based on the estimated life of mine. Site restoration costs at Blanket mine are capitalised to mineral properties depreciated at initial recognition and amortised systematically over the estimated life of the mine for costs relating to the decommissioning of property, plant and equipment.
Reconciliation of site restoration provision

Balance at January 1, 2014	1,470
Foreign exchange movement	(64)
Unwinding of discount	33
Change in estimate during the year
- adjusted through profit or loss	29
- adjustment capitalised in Property, plant and equipment	1016
Balance at December 31, 2014	2,484

Balance at January 1, 2015	2,484
Foreign exchange movement	(156)
Unwinding of discount	43
Change in estimate during the year
- adjusted through profit or loss	-
- adjustment capitalised in Property, plant and equipment	391
Balance at December 31, 2015	2,762

21	Provisions – (continued)

The discount rates currently applied in the calculation of the net present value of the Blanket mine provision is 2.76% (2014: 2.32%), based on a nominal rate and cash flows estimated at 0% inflation. The Eersteling mine is under care and maintenance and the provision is not discounted. The gross rehabilitation costs before discounting amounted to $3,006 (2014: $2,486) for Blanket mine and $459 (2014: $616) for Eersteling mine.
22 Trade and other payables
	December 31, 2015	December 31, 2014	January 1, 2014

Trade payables	1,257	866	959
Audit fee	240	294	210
Other payables and accrued expenses	1,599	507	789
Financial liabilities	3,096	1,667	1,958
VAT payable and other taxes	329	357	331
Production and management bonus accrual	1,792	-	1,031
Other employee benefits	114	102	163
Leave pay	1,325	1,134	818
Non-financial liabilities	3,560	1,593	2,343
Total	6,656	3,260	4,301

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and note 24.  Of the production and management bonus accrual at December 31, 2015, $1,289 relates to production bonuses payable to the employees at Blanket and the balance relates to bonuses payable to employees at Caledonia Mining South Africa Proprietary Limited. The Directors consider the carrying amounts of trade and other payables as a reasonable approximation of their fair values.

23     Cash flow information
Non-cash items and information presented separately on the cash flow statement:

	2015	2014
Operating profit	8,495	12,068
Adjustments for:
Loss on scrapping of Property, plant and equipment	33	62
Foreign exchange gains on cash held	(2,865)	(423)
Site restoration	-	29
Share-based payment expense	24	-
Depreciation	3,322	3,540
Write off of inventory	46	-
Impairment	-	178
Cash generated by operations before working capital changes	9,055	15,454
Inventories	375	(94)
Prepayments	(321)	(46)
Trade and other receivables	(1,472)	566
Trade and other payables	1,186	(296)
Cash flows from operating activities	8,823	15,584

24 Financial instruments
i) Credit risk
Exposure to credit risk
The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:
Carrying amount	December 31, 2015	December 31, 2014	January 1, 2014

Canada	-	84	-
Zimbabwe	842	665	2,392
	842	749	2,392

Impairment losses

None of the trade and other receivables are past due at year-end. Trade and other receivables have a past history of payment shortly after year end and management identified no factors at year end that could cause doubt about the credit quality or recoverability of the trade and other receivables.
24 Financial instruments (continued)

ii) Liquidity risk
The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.

Non-derivative financial liabilities	Carrying amount	6 months or less
December 31, 2015
Trade and other payables	3,096	3,096
Bank overdraft	1,688	1,688
	4,784	4,784
December 31, 2014	Carrying amount	6 months or less
Trade and other payables	1,667	1,667
	1,667	1,667

January 1, 2014	Carrying amount	6 months or less
Non-derivative financial liabilities
Trade and other payables	1,958	1,958
Bank overdraft	1,679	1,679
	3,637	3,637

iii)	Currency risk
As the Group operates in an international environment, some of the Group’s financial instruments and transactions are denominated in currencies other than the US Dollar. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in US dollar in the Group’s consolidated financial statements.
The fluctuation of the US dollar in relation to other functional currencies of entities within the Group will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and liabilities and the amount of shareholders’ equity.
As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the reporting currency. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group maintains cash and cash equivalents in the currencies used by the Group to meet short‐term liquidity requirements.

24 Financial instruments (continued)

Below is a summary of the assets and liabilities denominated in a currency other than the US dollar that would be affected by changes in exchange rates relative to the US dollar for reporting purposes. The values are the US dollar equivalent of the respective asset or liability that is denominated in Canadian dollars or South African rands.
	December 31, 2015	December 31, 2014	January 1, 2014
Cash and cash equivalents	132	470	416
Trade and other receivables	566	83	1
Trade and other payables	510	575	648

The following exchange rates applied during the year:

	Average rate during the year		Spot rate
	2015	2014	December 31, 2015	December 31, 2014	January 1,2014
(In US dollars)
CAD 1	0.7823	0.9057	0.7210	0.8601	0.9349
Rand (ZAR) 1	0.0784	0.0923	0.0644	0.0871	0.0967

24 Financial instruments – (continued)
Sensitivity analysis

As a result of the group’s monetary assets and liabilities denominated in foreign currencies which is different to the functional currency of the underlying entities, the profit or loss and equity in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates net monetary assets/(liabilities) in the group that have a different functional currency and foreign currency. Amounts are indicated before elimination of intergroup balances.

	2015 USD‘000		2014 USD’000
	Functional currency		Functional currency
	ZAR	CAD	ZAR	CAD
Cash and cash equivalents	3,874	5,483	10,514	553
Trade and other payables	-	-	-	-
Intercompany balances*	(27,650)	44,390	(30,320)	48,484
	(23,776)	49,873	(19,806)	49,037

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies, would have the following equal or opposite effect on profit or loss before tax for the group:

	2015 USD‘000		2014 USD’000
	Functional currency		Functional currency
	ZAR	CAD	ZAR	CAD
Cash and cash equivalents	194	274	526	28
Trade and other payables	-	-		-
Intercompany balances*	(1,382)	2,219	(1,516)	2,424

* These intercompany balances represent the exposure to foreign currency risk between functional currencies and foreign currencies at a subsidiary level. These balances eliminates on consolidation.

iv)	Interest rate risk

The Group has no significant exposure to interest rate risk.

24 Financial instruments – (continued)

v)	Gold price risk

On February 10, 2016, a gold price hedge was entered into to manage the possible effect of gold price fluctuations (refer note 31). As at December 31, 2015 no financial instruments were in place to manage the gold price risk.
25 Dividends
The following dividends were declared and paid by the Company (excluding NCI):
	December 31, 2015	December 31, 2014
$0.048 per qualifying share (2014: $0.054)	2,504	2,850

From the start of fiscal 2014 to October 6, 2015, the Company paid an annual aggregate dividend of six Canadian cents ($0.060) per share.
26 Contingencies
The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities of the Group arising from claims.
27 Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors of the company, as well as certain mine managers are considered key management.

27 Related parties – (continued)

Employee contracts between Caledonia Mining South Africa Proprietary Limited and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation.  If this was triggered as at December 31, 2015 the severance payment would have amounted to $3,578 (2014: $3,611). A change in control would constitute:
• the acquisition of more than 50% of the common shares; or
• the acquisition of right to exercise the majority of the voting rights of common shares; or
• the acquisition of the right to appoint the majority of the board of directors; or
• the acquisition of more than 50% of the assets; of
Caledonia Mining South Africa Proprietary Limited or Caledonia Mining Corporation.

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:
	2015	2014
Key management salaries and bonuses	2,452	1,781
Share-based payments	24	-
	2,476	1,781

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 20). Group entities are set out in note 28. As at year end 1,739,020 (2014:1,584,520) related to directors and key management.

27 Related parties – (continued)
	Transactions during the year
	Note	2015	2014
Management contract fees, allowances and bonus paid or accrued to a company for management services provided by the Group’s former President and Chief Executive Officer.	(i)	-	850
Rent for office premises paid to a company owned by members of the former Chief Executive Officer’s family.	(ii)	40	129
Directors fees		191	298

(i)	On July 15, 2014 Caledonia served a six month notice to Epicure Overseas S.A. for the termination of the contract between Caledonia and Epicure for the provision of the services of Mr. Stefan Hayden, who was at that time Caledonia’s President and Chief Executive Officer (“CEO”). Negotiations for alternative arrangements to secure the continued services of Mr. Hayden as President and CEO failed to reach agreement. Accordingly, on November 18, 2014 Mr. Hayden stepped down as President and CEO and on December 6, 2014, Mr. Hayden resigned as a director of Caledonia. No payments other than the contractual payments that were due to Epicure Overseas SA for the provision of the services of Mr. Hayden during the notice period were made.

(ii)	The contract expired on September 2015.

Refer to note 5 and note 30 for transactions with Non-controlling interests. Refer to note 29 for management fees between Caledonia Mining South Africa Proprietary Limited and Blanket Mine (1983) (Private) Limited.

28 Group entities
	Country of incorporation	Legal shareholding		Intercompany balances with Holding company
		2015	2014	2015	2014
Subsidiaries of the Company		%	%
Caledonia Holdings Zimbabwe (Private) Limited	Zimbabwe	100	100	-	-
Caledonia Mining Services Limited	Zimbabwe	100	100	-	-
Caledonia Kadola Limited (4)	Zambia	-	100	-	-
Caledonia Mining (Zambia) Limited (4)	Zambia	-	100	-	(15,499)
Caledonia Nama Limited (4)	Zambia	-	100	-	(12,435)
Caledonia Western Limited (4)	Zambia	-	100	-	-
Mulonga Mining Limited (4)	Zambia	-	100	-	-
Eersteling Gold Mining Corporation Limited	South Africa	100	100	(12,585)	(12,575)
Fintona Investments Proprietary Limited	South Africa	100	100	(14,859)	(14,859)
Caledonia Mining South Africa Proprietary Limited	South Africa	100	100	(3,806)	(3,806)
Greenstone Management Services Limited	United Kingdom	100	100	7,846	7,846
Maid O’ Mist Proprietary Limited	South Africa	100	100	-	-
Mapochs Exploration Proprietary Limited	South Africa	100	100	-	-
Caledonia Holdings (Africa) Limited	Barbados	100	100	-	-
Blanket (Barbados) Holdings Limited	Barbados	100	100	-	-
Blanket Mine (1983) (Private) Limited(3)	Zimbabwe	(2)49	49	-	-
Blanket Employee Trust Services (Private) Limited (BETS) (1)	Zimbabwe	-	-	-	-

(1)BETS and the Employee Trust are consolidated as structured entities.

(2)Refer to Note 5, for the effective shareholding. NCI has a 16.2% interest in cash flows of Blanket only.

(3)Blanket has no subsidiary companies.

(4)The Zambia operations were closed down during 2015 and the Companies in Zambia were struck of the Companies register on September 2, 2015.

29 Operating Segments

The Group's operating segments have been identified based on geographic areas.

The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia. The accounting policies of the reportable segments are the same as described in note 4.

The Corporate segment comprise the holding company and Greenstone Management Services Limited (UK) responsible for administrative functions within the group. The Zimbabwe operating segments comprise of Caledonia Holdings Zimbabwe Limited and subsidiaries. The Zambia segments consist of Nama copper project and cobalt project. The South Africa geographical segment comprise a gold mine as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments
2015	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

External Revenue	9,497	48,978	17,016	-	(26,514)	48,977
Royalties	-	(2,455)	-	-	-	(2,455)
Production costs	-	(30,955)	(12,174)	-	13,110	(30,019)
Management fee	-	(4,140)	4,140	-	-	-
Share based payment expense	(24)	-	-	-	-	(24)
Other income	9	55	46	-	-	110
Administrative expenses	(5,802)	(118)	(8,135)	(750)	7,183	(7,622)
Depreciation	-	(3,559)	(42)	-	279	(3,322)
Finance income	-	-	1	-	-	1
Finance expense	(344)	(190)	(2)	-	-	(536)
Foreign exchange gain/(loss)	431	-	2,419	-	-	2,850
Profit before income tax	3,767	7,616	3,269	(750)	(5,942)	7,960
Tax expense	522	(2,616)	(276)	-	-	(2,370)
Profit after income tax	4,289	5,000	2,993	(750)	(5,942)	5,590

29 Operating Segments – (continued)

2015	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

Geographic segment assets:
Current (excluding intercompany)	8,857	10,386	4,918	1	(600)	23,562
Non-current (excluding intercompany)	40	50,613	370	-	(1,747)	49,276
Additions to property, plant and equipment	-	18,385	143	-	(335)	18,193
Intercompany balances	74,007	1,509	7,958	-	(83,474)	-

Geographic segment liabilities
Current (excluding intercompany)	(433)	(6,497)	(1,469)	-	-	(8,397)
Non-current (excluding intercompany)	-	(13,621)	(459)	-	-	(14,080)
Intercompany balances	(16,734)	(3,507)	(37,290)	(25,943)	83,474	-

2014	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

External Revenue	3,719	53,513	7,167	-	(10,886)	53,513
Royalties	-	(3,522)	-	-	-	(3,522)
Production costs	-	(28,536)	(6,256)	-	6,884	(27,908)
Management fee	-	(4,680)	4,680		-
Other income/(expense)	-	16	9	-	-	25
Administrative expenses	(3,115)	(436)	(2,942)	(894)	-	(7,387)
Depreciation	-	(3,522)	(18)	-	-	(3,540)
Impairment	-	(81)	-	(97)	-	(178)
Finance income	14	-	-	-	-	14
Finance expense	-	(154)	-	-	-	(154)
Foreign exchange gain/(loss)	49	-	1,016	-	-	1,065
Profit before income tax	667	12,598	3,656	(991)	(4,002)	11,928
Tax expense	(1,067)	(3,594)	(1,321)	-	-	(5,982)
Profit after income tax	(400)	9,004	2,335	(991)	(4,002)	5,946

29 Operating Segments – (continued)
2014	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total
Geographic segment assets:
Current	10,768	10,448	11,783	44	(1,300)	31,743
Non-current (excluding intercompany)	48	35,818	306	-	(1,436)	34,736
Additions to property, plant and equipment	-	7,022	47	97	-	7,166
Intercompany balances	101,920	1,503	29,060	-	(132,483)	-

Geographic segment liabilities
Current	(994)	(2,412)	(1,566)	-	-	(4,972)
Non-current (excluding intercompany)	-	(10,571)	(593)	-	-	(11,164)
Intercompany balances	(33,955)	(902)	(72,406)	(25,220)	132,438	-

Major customer
Revenues from Fidelity Printers in Zimbabwe amounted to approximately $48,977 (2014: $53,513).

30	Non-controlling interests
Blanket Mine (1983) (Private) Limited NCI % - 16.2%

	2015	2014

Current assets	10,386	10,448
Non-current assets	50,613	37,322
Current liabilities	(6,497)	(2,412)
Non-current liabilities	(13,621)	(10,571)
Net assets	40,881	(34,787)

Carrying amount of NCI	1,504	693

Revenue	48,977	53,515
Profit	5,000	8,860
Total comprehensive income	5,000	8,860

Profit allocated to NCI	811	1,511
Dividend paid to NCI	-	770

31 Subsequent events
i) Gold Hedge

In February 2016, the Company announced it had entered into a hedge in respect of 15,000 ounces of gold over a period of 6 months.  The hedge protects the Company if the gold price falls below $1,050 per ounce but gives Caledonia full participation if the price of gold exceeds $1,079 per ounce.  Blanket continues to sell all of its gold production to Fidelity Printers and Refiners Ltd (“Fidelity”), as required by Zimbabwean legislation, and receives the spot price of gold less an early settlement discount of 1.25%.  The maximum cost of the hedge to Caledonia is $435.   The full accounting impact has not been determined at the date of approval of these financial statements.

ii)	Recapitalisation of Blanket Mine (1983) (Private) Limited (“Blanket”)

On February 26, 2016 Blanket entered into an agreement to recapitalise its cash resources by issuing shares to current shareholders as follows:

•	Caledonia Holdings Zimbabwe (Private) Limited subscribed for 4,755,556 Founder shares with a par value of $0.012 at $1.051;

•	A-class shareholders (NIEEF, BETS and Fremiro) subscribed for 3,979,140 A-class shares with a par value of $0.005 at $0.57; and

•	GCSOT subscribed for 970,522 B class shares with a par value of $0.005 for a nominal amount of $4.8

31 Subsequent events – (continued)
Founder shares will be paid for in a cash consideration of $5 million funded through Greenstone Management Services Limited (United Kingdom). A class shares will be funded by increasing the Facilitation loans (described in note 5) by $2.27 million on the same terms and conditions as the previous facilitation loan agreements. The B class shares were donated by Blanket. The transaction would not affect the current shareholding structure of the Company and the entity will continue to consolidate Blanket after the transaction.

Reserve Bank of Zimbabwe approval for these share transactions was obtained on March 1, 2016. The transaction is further dependant on the approval by the Zimbabwe Reserve Bank of the $5 million loan from Greenstone Management Services Limited (United Kingdom) to Caledonia Holdings Zimbabwe (Private) Limited, which was received on March 14, 2016.  At the date of these financial statements funds had not been moved to effect the recapitalisation and the financial effect of the recapitalisation cannot be determined at the date of approval of these financial statements.

iii)	Re-domicile to Jersey

On December 21, 2015 the Company announced that it would seek shareholder approval to re-domicile from Canada to Jersey using a legal process called “Continuance”.

The reasons for the proposed Continuance included:

•	the Company has no commercial operations in Canada, hence there is no reason for it to be domiciled in Canada and subject to Canadian taxes and the compliance costs associated with being a Canadian tax entity;

•	Jersey is more conveniently located in relation to the Company’s operations in Southern Africa and the majority of its shareholder base which ranges from continental Europe to South Africa and North America; and

•	Canadian withholding tax, which is currently applicable to dividends paid to the Company’s shareholders outside Canada, will be eliminated.

On February 18, 2016, shareholder approval was obtained and it is estimated that the Continuance will become effective on or around March 21, 2016, although this timing is subject to the receipt of regulatory approvals which are not within the Company’s control. The Continuance has no effect on the Company’s existing listings in Toronto and on AIM in London, or the trading facility on the OTCQX in the USA and the company’s shares will continue to be traded on these listing and trading platforms after the continuance is completed. The re-domicile to Jersey has no impact on these financial statements.

31 Subsequent events – (continued)
iv)	Share based payment awards

On January 12, 2016, key management were granted Restricted Share Units (“RSU’s”) and Performance Share Units (“PSU’s”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. 303,225 RSU’s and 1,212,903 PSU’s were granted and approved by the Compensation Committee of the board of directors on January 12, 2016. 27,419 of the RSU’s will vest on December 31, 2016 and 275,806 on December 31, 2018 given that the service condition of the relevant employee(s) are fulfilled at these dates. The value of the vested RSU’s will be the amount of RSU’s vested multiplied by the Fair Market Value, as specified by the plan, on date of settlement.

109,677 PSU’s are expected to vest on December 31, 2016 and 1,103,226 on December 31, 2018, dependent on certain performance measures as vesting conditions. The performance measures are determined with reference to the stage of the completion of the central shaft project, gold production targets and production cost per ounce targets.  The vesting amounts of the PSU’s are determined by the quantity granted multiplied by the performance multiplier at vesting date. The performance multiplier varies between zero and 70% of target, to a maximum multiplier of 200%, if 200% of the performance measure targets are met.  The settlement amounts of the PSU’s are determined by the number of PSU’s vested multiplied by the Fair Market Value, as specified by the Plan, on date of settlement.

Both RSU’s holders are entitled to receive cash equivalent dividends on the common shares of the Company from and after the date of grant until the settlement date, and such dividends will be automatically reinvested in additional RSU’s at the then applicable RSU’s Share Price.  PSU’s holders are entitled to receive cash equivalent dividends on the underlying common shares of the Company from and after the vesting date until the settlement date, and such dividends will be automatically reinvested in additional PSU’s at the then applicable PSU’s Share Price.

All RSU’s and PSU’s awards will be settled in cash.  No shares of the Company will be issued in connection with the RSU’s and PSU’s awards.  The total financial effect of the share based payment transaction has not been determined at the date of approval of these financial statements.

v)	Dividend Policy

On January 5, 2016 Caledonia announced that the revised dividend policy would amount to an annual dividend of 4.5 United States cents per annum, paid quarterly.

Caledonia Mining Corporation
Additional information
____________________________________________________________________________________________

Directors and Officers at March 18, 2016
BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (1) (2) (3) (4) (7) Chairman of the Board	S. R. Curtis
Non- executive Director	Chief Executive Officer
New York, United States of America	Johannesburg, South Africa

S. R. Curtis (5) (7)	D. Roets (6) (7)
Chief Executive Officer Johannesburg, South Africa	Chief Operating Officer
Johannesburg, South Africa

J. Johnstone (2) (4) (6) (7)	Dr. T. Pearton (5) (6) (7)
Non-executive Director	Vice-President Exploration
Gibsons, British Columbia, Canada	Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (7)	M. Learmonth (5) (7)
Non- executive Director	Chief Financial Officer Vice-President Finance and Investor Relations and Corporate Development
New York, United States of America	Johannesburg, South Africa

D. Henderson (6)	DSA Corporate Services Inc.
Non- executive Director	Company Secretary
Oakville,, Ontario, Canada	36 Toronto Street – Suite1000
Toronto, Ontario, M5C 2C5
J. Holtzhausen (1) (2) (4) (5) (6) (7) Chairman Audit Committee	Board Committees
Non- executive Director	(1) Audit Committee (2) Compensation Committee
Cape Town, South Africa	(3) Corporate Governance Committee
(4) Nominating Committee
M. Learmonth (5) (7)	(5) Disclosure Committee
(6) Technical Committee
Chief Financial Officer Vice-President Finance and Investor Relations and Corporate Development	(7) Strategic Planning Committee
Johannesburg, South Africa

CORPORATE DIRECTORY as at March 18, 2016
CORPORATE OFFICES	SOLICITORS
Canada - Head Office	Borden Ladner Gervais LLP
Caledonia Mining Corporation	Suite 4100, Scotia Plaza
Suite 4009, 1 King West	40 King Street West
Toronto, Ontario M5H 1A1	Toronto, Ontario M5H 3Y4 Canada
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449
AUDITORS
South Africa – Africa Office	KPMG Inc.
Caledonia Mining South Africa Proprietary Limited	85 Empire Road
P.O. Box 4628 444628834 BDO Dunwoody LLP	Parktown 2193
Weltevreden park	South Africa
South Africa
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554	Tel: +27 83 445 1400, Fax: + 27 11 647 6018

Zambia	REGISTRAR & TRANSFER AGENT
Caledonia Mining (Zambia) Limited	Computershare
P.O. Box 36604	100 University Ave, 8th Floor,
Lusaka, Zambia Suite 400 200 University Ave	Toronto, Ontario, M5J 2Y1
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154	Tel:+1 416 263 9483

Zimbabwe
Caledonia Holdings Zimbabwe (Limited)	BANKERS
P.O. Box CY1277	Canadian Imperial Bank of Commerce
Causeway, Harare	6266 Dixie Road
Zimbabwe	Mississauga, Ontario L5T 1A7 Canada
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248
NOMAD and AIM BROKER
CAPITALIZATION (March 18, 2016)	WH Ireland
Authorised: 52,108,908	24 Martin Lane
Shares, Warrants and Options Issued: (March 18, 2016)	London EC4R ODR
Common Shares: 52,108,908	Tel: +44 207 220 1751
Warrants: Nil	WH Ireland
Options: 2,210,920

SHARES LISTED
Toronto Stock Exchange Symbol “CAL”
NASDAQ OTCQX Symbol "CALVF"
London “AIM” Market Symbol “CMCL”